77C
Special Meeting of Shareholders

A special meeting of shareholders of the Hibernia
Funds (the ?Trust?),consisting of seven portfolios:
Hibernia Capital Appreciation Fund
Hibernia Louisiana Municipal Income Fund
Hibernia Mid Cap Equity Fund
Hibernia Total Return Bond Fund
Hibernia U.S. Government Income Fund
Hibernia Cash Reserve Fund
Hibernia U.S. Treasury Money Market Fund was held on March 7, 2003. The following item was considered by shareholders and the results of their voting were as follows.

1. ELECTION OF A TRUSTEES*

Shares Voted Affirmatively
Shares Withheld
Joe N. Averett, Jr.
277.4 MILLION
197,536
Teri G. Fontenot
277.4 MILLION
216,501
Ernest E. Howard III
277.4 MILLION
183,442

* The following Trustees continued their terms as Trustees: Arthur Rhew
Dooley, Jr. and Edward C. Gonzales.


Current as of:  8/18/94